Exhibit 99.1

Pan American Silver increases silver production by 14% and reports record quarterly gold production

(All amounts in US dollars unless otherwise stated and all production figures are approximate)

VANCOUVER, Aug. 14, 2012 /CNW/ - Pan American Silver Corp. (NASDAQ: PAAS; TSX: PAA) (the "Company", or "Pan American"), today reported operational and financial results for the second quarter of 2012.  In addition, Pan American provided an update on its operations and its development projects including the integration of the recently-acquired Dolores mine.

This earnings release should be read in conjunction with the Company's MD&A, Financial Statements and Notes to Financial Statements for the corresponding period, which have been posted on SEDAR at www.sedar.com and are also available on the Company's website at www.panamericansilver.com.

Second Quarter 2012 Financial and Operating Highlights (unaudited) (1)

•         Second-highest quarterly silver production in Company history, of 6.4 million ounces

•         Quarterly record gold production of 32,244 ounces

•         Consolidated cash costs(2) of $11.85 per ounce of silver, net of by-product credits

•         Mine operating earnings of $56.3 million

•         Net earnings of $44.0 million or $0.29 per share

•         Adjusted earnings(3) of $17.1 million or $0.11 per share

•         Operating cash flow (before working capital changes) of $35.0 million or $0.23 per share

•         Revenue of $200.6 million

•         Invested $23.5 million to repurchase 1.3 million of the Company's shares. Completed the repurchase program subsequent to quarter end, totaling 5.4 million shares.

Liquidity (at June 30, 2012)
• Cash and short-term investments of $519.8 million • Working capital of $768.8 million
Strategic Business Development
• Completed the integration of the Dolores silver/gold mine in Mexico • Sold the high-cost, Quiruvilca mine on June 1, 2012 recognizing a gain of $11.2 million

(1) Financial information in this news release is based on International Financial Reporting Standards ("IFRS"); results are unaudited.
(2) Cash costs per payable ounce of silver is a non-GAAP measure. The Company believes that in addition to production costs, depreciation and amortization, and royalties, cash cost per ounce is a useful and complementary benchmark that investors use to evaluate the Company's performance and ability to generate cash flow and is well understood and widely reported in the silver mining industry.  However, cash costs per ounce does not have a standardized meaning prescribed by IFRS as an indicator of performance.  Investors are cautioned that cash costs per ounce should not be construed as an alternative to production costs, depreciation and amortization, and royalties determined in accordance with IFRS as an indicator of performance. The Company's method of calculating cash costs per ounce may differ from the methods used by other entities and, accordingly, the Company's cash costs per ounce may not be comparable to similarly titled measures used by other entities.  See "Financial and Operating Highlights" below for a reconciliation of this measure to the Company's production costs, depreciation and amortization, and royalties.
(3) Adjusted earnings is a non-GAAP measure calculated as net earnings for the period adjusting for; the gain or loss recorded on fair market value adjustments on the Company's outstanding derivative instruments, foreign exchange gains or losses. The Company considers this measure to better reflect normalized earnings as it does not include unrealized gains or losses from outstanding derivatives, which may be volatile from period to period, and acquisition costs and other non-recurring items.

Commenting on the 2nd quarter results, Geoff Burns, President and CEO said; "We had a very solid production quarter and as expected, after our acquisition and integration of the Dolores mine, we set a new quarterly record for gold production and achieved the-second highest silver production in our history. At mid-year, we are right on track to achieve the production and cash cost goals we set for 2012."  Burns continued; "Our operating earnings remain healthy in spite of a 23% decline in the realized silver price year-on-year, as we significantly strengthened our mining portfolio with the addition of the low-cost Dolores mine and the sale of Quiruvilca.  As always, we intend to continue to concentrate on optimizing our assets, led by our work at Dolores.  With our Navidad project temporarily sidelined, we will be evaluating opportunities to organically grow our production more aggressively, for example a Dolores mill potential, further resource expansions at La Colorada and our re-activated Waterloo silver project.  Finally, we will use our financial strength and sector-knowledge to look for new development projects."

Financial Results

During the second quarter of 2012, Pan American generated revenue of $200.6 million, a decline of 13% as compared to revenues generated in the second quarter of 2011.  Revenue and adjusted earnings were directly impacted by a marked decline in the realized prices of silver and base metals, a $9.6 million negative price adjustment on sales recorded in the previous quarter but which were settled or marked to market in the current quarter, and the fact that the Company sold 0.7 million less ounces of silver and 5,800 less ounces of gold than were produced in the quarter.  These items were partially offset by higher realized prices for gold and more precious metals sold year-on-year.  During the quarter, the average realized price of silver was $29.53, which was 23% lower than a year ago. Base metal prices also declined year-on-year and the Company realized prices per tonne of $1,924 for zinc, $2,010 for lead and $8,166 for copper, which were 16%, 21% and 10% lower than in the comparable quarter of 2011, respectively.

Net earnings generated during the quarter ended June 30, 2012 were $44.0 million, or $0.29 per share, which was 61% lower than in the second quarter of 2011.  After adjusting for the $21.2 million non-cash gains on derivatives, an $11.2 million gain on the sale of the Quiruvilca mine, $2.4 million in transaction costs related to the Minefinders Corporation acquisition and a $3.1 million foreign exchange loss, the Company's adjusted earnings were $17.1 million, or $0.11 per share. This compares to adjusted earnings of $75.44 million or $0.70 per share in the comparable quarter in 2011. Adjusted earnings per share and all other per-share performance metrics in the second quarter were impacted by the issuance of approximately 49 million shares of Pan American's common stock in connection with the acquisition of Minefinders that was completed on March 30, 2012.

Mine operating earnings for the second quarter of 2012 were $56.3 million, or 53% less than in the same period of 2011.  The decrease was primarily due to the items mentioned above, in addition to higher depreciation charges on revenues from the newly-acquired Dolores mine and higher royalties - in particular at the San Vicente mine, where royalties paid to COMIBOL have increased from 9.4% to 37.5% of operating cash flow, now that the Company has completed the capital pay-back period.

During the three months ended June 30, 2012, operating cash flow before non-cash working capital changes was $35.0 million, or $0.23 per share.  The decline year-on-year was mainly due to lower mine operating earnings, and $27.8 million in taxes paid during the second quarter of 2012 as compared to only $10.8 million in the same period of 2011.

At $24.3 million, accrued income taxes for the second quarter of 2012 were 22% lower than in the same quarter of 2011 due to lower operating earnings.  However, the effective tax rate for the quarter was 35.6%, which was higher than the 21.5% recorded during the second quarter of 2011.  The main factors causing variations in the Company's effective tax rate are the unrealized non-cash gains/losses on the Company's warrants, foreign income tax rate differentials, foreign exchange gains/losses and non-recognition of certain deferred tax assets.  Pan American expects that these and other factors will continue to cause volatility in effective tax rates in the future.  The Company expects that the effective tax rate for 2012, excluding the non-cash market adjustments for the volatility in warrants and convertible debt, to be between 30% and 35%.

The Company's working capital was $768.8 million at June 30, 2012, of which $519.8 million was held in cash and short term investments. In the first six months of 2012, Pan American has paid $109.5 million in income taxes (predominantly related to previous years' income), invested $52.8 million in capital at its operations and development projects, invested a further $29.8 million in precious metals and Dolores mine's leach pad inventory, spent $23.5 million repurchasing shares, paid $9.7 million in dividends and still increased our cash and short term investments by $28.5 million, inclusive of $86.5 million acquired through the Minefinders transaction.

Production and Operations

During the three months ended June 30, 2012, Pan American's consolidated silver production was 6.4 million ounces, 14% more than in the second quarter of 2011 and 16% greater than production in the first quarter of 2012.  The increase was due to the addition of 0.9 million ounces produced by the newly-acquired Dolores mine in the state of Chihuahua, Mexico.  Also in Mexico, the La Colorada mine and the Alamo Dorado mine produced 1.1 million ounces and 1.3 million ounces of silver, respectively.  La Colorada's silver production was in line with that of last year's second quarter, but Alamo Dorado's output was slightly lower year-on-year due to expected lower throughput rates as a result of mining and processing harder ores.

In Peru, higher silver grades and throughput rates improved silver production at the Morococha mine to 0.5 million ounces, a 28% increase from the second quarter of last year.  At the Huaron mine, lower grades were almost completely offset by higher throughput rates and recoveries, resulting in a marginal decline in silver production to 0.7 million ounces, approximately 25,000 ounces less than in the same period of last year.

Following the strategic review announced by Pan American at the beginning of this year, the Company successfully completed the sale of the high-cost Quiruvilca mine effective June 1, 2012 to a subsidiary of Southern Peaks Mining L.P.  Under the terms of the sale agreement, Pan American sold 100% of its ownership interest in the mine for $2 million in cash, subject to certain adjustments, which were described in detail in the Company's news release dated June 26, 2012.  The Quiruvilca mine only contributed a total of 0.1 million ounces of silver for the months of April and May, as compared to 0.2 million ounces during the second quarter of 2011.

In Argentina, the Manantial Espejo mine produced 0.9 million ounces of silver, 8% less than in the second quarter of last year.  The country's import restrictions continue to have a negative effect on equipment availabilities in the open pit and underground operations, as well as in the processing plant.  The low equipment availability has delayed access to higher grade ores, leading to lower silver and gold production than was anticipated.  Efforts continue to find solutions to overcome the spare parts supply issues including enhancing the quality of local supplies.

At just over 0.9 million ounces, silver production at the San Vicente mine improved slightly on higher throughput and recovery rates, which were partially offset by modestly lower grades.

The Company's 2012 second quarter consolidated gold production rose 47% from the second quarter of 2011 to 32,244 ounces, thanks to the contribution of approximately 15,000 ounces from Dolores and a slight increase in gold production from Alamo Dorado on higher gold grades, partially offset by a decline in gold production from Manantial Espejo.  For the three months ended June 30, 2012, zinc and copper production was relatively flat year-on-year due to production improvements at Huaron and Morococha, partially offset by the sale of Quiruvilca.

Consolidated cash costs during this year's second quarter were $11.85 per ounce, net of by-product credits, an increase of 29% over the second quarter of last year.  As forecast, cash costs rose at most of the Company's operations due to lower by-product credits from lower metal prices, the effects of cost inflation, particularly in Argentina, increased COMIBOL participation at San Vicente and the planned increase in underground development at our Peruvian operations.  Offsetting these expected increases was the consolidation of production from the low-cost Dolores mine.

Dolores' cash costs in the second quarter of 2012 were $2.06 per ounce, net of gold by-product credits, which was well below the Company's guidance and had a positive impact on our cost profile.

Project Development

At the Navidad development project in Chubut, Argentina, Pan American invested $6.6 million during the second quarter of 2012 to advance the Project's Environmental Impact Assessment (EIA) and work towards completion of an updated Feasibility Study.  Progress included updated economics based on current capital and operating costs, both of which have increased from the PEA issued in late 2010, offset by the inclusion of additional mineral resources defined by last year's exploration drilling program.  While 90% complete, work on the updated feasibility study has been suspended pending clarity and final definition of the draft mining legislation that was submitted to the provincial legislature during the quarter.

On July 2nd, Pan American reported that the Governor of the province of Chubut, submitted to the provincial legislature a draft bill that would regulate all oil and gas and mining activities in the province.  The draft legislation incorporated the long-awaited and expected zoning of the province, which would allow for the development of Navidad as an open pit mine.

However, the same draft legislation proposed to introduce a series of new regulations, which would significantly increase provincial royalties and impose the province's direct participation in all mining projects, including Navidad.  While the proposed bill remains subject to review and debate within sub-committees of the legislature, without meaningful modifications, the Company will be forced to temporarily suspend further project expenditures in Navidad.  Without a clear potential for positive economic returns, it is impossible to justify further investment in this world-class silver development project.  Pan American is hopeful that the provincial government will consider the magnitude of the negative effect this proposed law, as drafted, would have on future mining activities in Chubut, and believes that there is a reasonable possibility that the draft legislation will be amended during the parliamentary discussion prior to its passage.

At present, Pan American Silver is curtailing activities related to project engineering, procurement and development until the final passing of the law is complete and the ultimate economic impact of the fiscal measures can be assessed.  Local community support activities in Chubut will continue in order to sustain the social acceptance that the Company has worked so hard to obtain. Although project engineering and development is on hold, none of the work completed to date has been jeopardized and it can be ramped-up in a short period of time when and if conditions warrant.

Pan American has also focused its attention to the Waterloo silver development project in San Bernardino County, California, where the Company owns 100% of a property that contains a large historical of plus-100 million ounces of silver mineral resource(1).  Initial drilling results have been excellent, confirming some of the historical results published by the project's previous owner. For the remainder of the year, the Company will increase its exploration efforts at Waterloo, including metallurgical test work, continued RC and diamond drilling, geological mapping and geophysical surveys.

Commenting on the quarterly results and plans for the balance of 2012, Steve Busby, Chief Operating Officer, said, "I am very pleased at how quickly and positively the integration of the long-life Dolores mine was achieved and I look forward to taking advantage of the many opportunities to optimize the mine that we see possible in the coming years.  I remain concerned by the persistent inflation that we continue to battle with in Argentina at Manantial Espejo, but we're finally starting to see production improvements at our Peruvian operations following the intensive efforts over the last couple of years.  In addition, our San Vicente, Alamo Dorado and La Colorada mines all continue to provide consistent profitable production. With over half the year behind us, I am confident that we will achieve the production and cost guidance we provided earlier this year of 24.25 to 25.5 million ounces of silver at a consolidated cash cost of between $11.50 to $12.50 per ounce of silver, net of by-product credits."

(1) The historical estimate for Waterloo was prepared prior to implementation of National Instrument 43-101, Standards of Disclosure for Mineral Projects ("NI 43-101"), and the Company has not yet completed the work necessary to verify the historical estimate or to classify the historical estimate as current Mineral Resources.  Accordingly, the Company is not treating the historical estimate as a current Mineral Resource or NI 43-101-compliant based on information prepared or under the supervision of a Qualified Person ("QP").  The historical estimate should not be relied upon; however, Michael Steinmann, P.Geo., the QP for Pan American, has reviewed all the available data and believes that the historical estimate was conducted in an appropriate manner and is relevant for the purposes of the Company's decision to maintain its interest in the property.

***

About Pan American Silver

Pan American Silver's mission is to be the world's largest and lowest cost primary silver mining company by increasing its low cost silver production and silver Mineral Reserves.  The Company has seven operating mines in Mexico, Peru, Argentina and Bolivia, including the recently acquired Dolores gold/silver mine in Chihuahua, Mexico. Pan American also owns the Navidad silver development project in Chubut, Argentina, the Calcatreu gold project in Rio Negro, also in Argentina and the La Virginia development project in Sonora, Mexico.

Technical information contained in this news release with respect to Pan American has been reviewed by Michael Steinmann, P.Geo., Executive VP Geology & Exploration, and Martin Wafforn, P.Eng., VP Technical Services, who are the Company's Qualified Persons for the purposes of NI 43-101.

Pan American will host a conference call to discuss the unaudited quarterly results on Wednesday, August 15, 2012 at 11:00 am ET (08:00 am PT).  To access the conference, North American participants dial 1-647-427-7450, followed by conference ID 12917908.  A live audio webcast can be accessed at http://www.newswire.ca/en/webcast/detail/1009459/1090681.  Listeners may also gain access by logging on at http://www.panamericansilver.com/q2-2012-results-conference-call/.  The call will be available for replay for one week after the call by dialing 1-416-849-0833 and entering replay password # 12917908.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws.  All statements, other than statements of historical fact, are forward-looking statements.  When used in this news release the words, "believes", "expects", "intends", "plans", "forecast", "objective", "OUTLOOK", "POSITIONING", "POTENTIAL", "ANTICIPATED", "budget", and other similar words and expressions, identify forward-looking statements or information.  These forward-looking statements or information relate to, among other things: future production of silver, gold and other metals and the timing of such production; future cash costs per ounce of silver; the price of silver and other metals; THE EFFECTS OF LAWS, REGULATIONS AND GOVERNMENT POLICIES AFFECTING PAN AMERICAN'S OPERATIONS OR POTENTIAL FUTURE OPERATIONS including, but not limited to LAWS IN THE PROVINCE OF CHUBUT, ARGENTINA, WHICH, currently have significant restrictions on mining and any potentialchanges to the laws of bolivia with respect to mining; ;the potential for future expansion and optimization of the dolores mineand the development of the navidad projectand other  development projects of the companies; the timing of production and the cash and total costs of production at each of the company's properties; the sufficiency of the Company's current working capital, anticipated operating cash flow or its ability to raise necessary funds; timing of release of technical or other reports, including the finalization of the environmental impact assessments and feasibility study relating to the navidad project; the estimates of expected or anticipated economic returns from the Company's mining projects; forecast capital and non-operating spending; future sales of the metals, concentrates or other products produced by the Company; and the Company's plans and expectations for its properties and operations.

These statements reflect the Company's current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies.  Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements contained in this News Release and the Company has made assumptions and estimates based on or related to many of these factors.  Such factors include, without limitation: fluctuations in spot and forward markets for silver, gold, base metals and certain other commodities (such as natural gas, fuel oil and electricity); fluctuations in currency markets (such as the Canadian dollar, Peruvian sol, Mexican peso, Argentine peso and Bolivian boliviano versus the U.S. dollar); risks related to the technological and operational nature of the Company's business; changes in national and local government, legislation, taxation, controls or regulations including among others, changes to import and export regulations and laws relating to the repatriation of capital and foreign currency controls; political or economic developments in Canada, the United States, Mexico, Peru, Argentina, Bolivia or other countries where the Company may carry on business in the future; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological or structural formations, pressures, cave-ins and flooding); RISKS RELATING TO THE CREDIT WORTHINESS OR FINANCIAL CONDITION OF SUPPLIERS, REFINERS AND OTHER PARTIES WITH WHOM THE COMPANY DOES BUSINESS; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; employee relations; RELATIONSHIPS WITH AND CLAIMS BY LOCAL COMMUNITIES AND INDIGENOUS POPULATIONS; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses and permits AND THE PRESENCE OF LAWS AND REGULATIONS THAT MAY IMPOSE RESTRICTIONS ON MINING, INCLUDING THOSE CURRENTLY IN THE PROVINCE OF CHUBUT, ARGENTINA; diminishing quantities or grades of mineral reserves as properties are mined; global financial conditions; the Company's ability to complete and successfully integrate acquisitions AND TO MITIGATE OTHER BUSINESS COMBINATION RISKS; challenges to, OR DIFFICULTY IN MAINTAINING, the Company's title to properties AND CONTINUED OWNERSHIP THEREOF; the actual results of current exploration activities, conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors; increased competition in the mining industry for properties, equipment, qualified personnel, and their costs; and those factors identified under the caption "Risks Related to Pan American's Business" in the Company's most recent Form 40-F and Annual Information Form filed with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities.  Investors are cautioned against attributing undue certainty or reliance on forward-looking statements.  Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended.  The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.

Pan American Silver Corp. Financial & Operating Highlights

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
Consolidated Financial Highlights
(Unaudited in thousands of USD)

Net earnings for the period	$44,041	$113,478	$94,286	$206,157
Earnings per share attributable to common shareholders	$0.29	$1.04	$0.73	$1.91
Adjusted earnings for the period(1)	$17,050	$75,440	$77,687	$140,071
Adjusted earnings per share	$0.11	$0.70	$0.60	$1.31
Mine operating earnings	$56,296	$118,629	$158,192	$214,647
Cash flow (used by) from operations	$(5,200)	$104,127	$32,195	$163,592
Operating cash flow before working capital changes	$35,021	$119,523	$63,012	$202,070
Capital spending	$(32,809)	$(39,651)	$(52,825)	$(56,843)
Cash and short-term investments	$519,759	$460,996	$519,759	$460,996
Working capital(2)	$768,789	$578,153	$768,789	$578,153

Consolidated Ore Milled & Metals Recovered to Concentrate

Tonnes milled	2,511,691	1,171,361	3,667,740	2,332,881
Silver metal - ounces	6,399,446	5,620,038	11,902,405	10,964,777
Gold metal - ounces	32,244	21,900	51,740	40,540
Zinc metal - tonnes	8,429	8,582	19,461	17,426
Lead metal - tonnes	2,775	3,081	6,790	6,380
Copper metal - tonnes	1,037	1,054	2,016	2,300

Consolidated Cost per Ounce of Silver (net of by-product credits)

Total cash cost per ounce	$11.85	$9.19	$11.23	$8.53
Total production cost per ounce	$17.27	$12.75	$15.87	$12.03

Payable ounces of silver (used in cost per ounce calculations)	6,072,220	5,369,975	11,245,214	10,463,449

(1)	Adjusted earnings is a non-GAAP measure calculated as net earnings for the period adjusting for the gain or loss recorded on fair market value adjustments on the Company's outstanding derivative instruments, foreign exchange gains or losses, the transaction costs arising from the Minefinders transaction and gains on the disposition of mineral interests. The Company considers this measure to better reflect normalized earnings as it does not include unrealized gains or losses from outstanding derivatives, which may be volatile from period to period, and acquisition costs and other non-recurring items.
(2)	Working capital is a non-GAAP measure calculated as current assets less current liabilities. The Company and certain investors use this information to evaluate whether the Company is able to meet its current obligations using its current assets.

SOURCE: Pan American Silver Corp.

%CIK: 0000771992

For further information:

Kettina Cordero
Manager, Investor Relations
(604) 684-1175
info@panamericansilver.com
www.panamericansilver.com

CO: Pan American Silver Corp.

CNW 21:04e 14-AUG-12